UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

921 906

DIVISION OF
CORPORATION FINANCE

[redacted]

04031367

May 24, 2004

Tricia Borga Suvari
Vice President, General Counsel and
Assistant Secretary
CV Therapeutics, Inc.
3172 Porter Drive
Palo Alto, CA 94304

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 5/24/2004

Re: CV Therapeutics, Inc.
Incoming letter dated April 12, 2004

Dear Ms. Suvari:

This is in response to your letter dated April 12, 2004 concerning the shareholder proposal submitted to CV Therapeutics by the California Public Employees' Retirement System. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
JUL 06 2004
THOMSON
FINANCIAL

Enclosures

cc: Peter H. Mixon
General Counsel
CalPERS
P.O. Box 942707
Sacramento, CA 94229-2707

CV Therapeutics

April 12, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

CV Therapeutics, Inc. (the "Company") is submitting this letter pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). On March 30, 2004, the Company received a letter dated March 29, 2004 (a copy of which is attached hereto as Exhibit A) from the California Public Employees' Retirement System (the "Proponent"), requesting under Rule 14a-8 that the Company include a shareholder proposal (the "Proposal") in the Company's 2004 proxy statement. The Proposal if approved would require that the Company amend its Bylaws to require, at the earliest practical date, that 75% of future equity compensation (e.g., stock options and restricted stock) of senior executives shall be performance-based and that the details of such compensation shall be fully disclosed to shareholders. The Proposal defines "performance-based" equity compensation as meaning (i) indexed stock options, the exercise price of which is linked to an industry index; (ii) premium-priced stock options, the exercise price of which is at least 15% higher than the market price on the grant date; or (iii) performance-vesting options or restricted stock, which vest (a) when the Company exceeds objectives with respect to specific performance metrics, such as return on invested capital, return on assets and/or return on equity, or any weighted mix of such metrics, or (b) when the stock's market price exceeds a specific target at least 15% higher than the current market price.

This letter sets forth the reasons for the Company's belief that it may omit the Proposal from the proxy statement and form of proxy ("Proxy Materials") relating to the Company's 2004 annual meeting of shareholders pursuant to Rule 14a-8(e) under the Exchange Act because the Proponent failed to submit the Proposal in a timely matter.

The Company intends to file its definitive Proxy Materials with the Securities and Exchange Commission (the "Commission") on or about April 14, 2004, and the annual meeting of shareholders of the Company is scheduled to occur on or about May 26, 2004.

By copy of this letter, the Company is notifying the Proponent of its intention to omit the Proposal from the Company's Proxy Materials.

CV Therapeutics, Inc. | 3172 Porter Drive Palo Alto, CA 94304 | Tel 650.384.8500 Fax 650.858.0390 | www.cvt.com

Discussion

The Company believes that the Proposal may be excluded from the Proxy Materials because the Company received the Proposal on March 30, 2004, several months after the Company's deadline for the submission of shareholder proposals under Rule 14a-8 (December 16, 2003).

Rule 14a-8(e)(2) establishes the deadline by which shareholder proposals to be considered at an annual meeting must be submitted for inclusion in a proxy statement: "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the prior year's annual meeting." As required by Rule 14a-5(e), the Company disclosed this deadline in the Company's 2003 proxy statement under the heading "Stockholder Proposals." This section of the 2003 proxy statement states that "The deadline for submitting a stockholder proposal for inclusion in the Company's proxy statement and form of proxy for the Company's 2004 annual meeting of stockholders is the close of business on December 16, 2003."

The Company's proxy statement for its 2003 annual meeting was released to shareholders on April 15, 2003, and the annual meeting was held on May 22, 2003. The Company's 2004 annual meeting is scheduled for May 26, 2004, which date is within 30 days of the date on which the Company held its 2003 annual meeting of shareholders. Therefore, pursuant to Rule 14-8(e), the Proposal was required to be received by the Company no later than 120 days before April 15, 2004, i.e., December 16, 2003, as disclosed in the Company's 2003 proxy statement. The Proposal, which the Company received on March 30, 2004, does not comply with this requirement.

The Company also respectfully requests that the staff (the "Staff") of the Commission waive the requirement under the Exchange Act that the Company file its reasons for excluding the Proposal no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. Rule 14a-8(j)(1) provides that the Staff may permit the company to make its submission later if the company demonstrates good cause for not meeting this deadline. Since the Company did not receive the Proposal until March 30, 2004, the Company was unable to submit its request for no action relief no later than 80 calendar days before its planned proxy filing date of April 15, 2004. We, therefore, believe the Company's no-action request falls within the good-cause exception to Rule 14a-8(j)(1). The Staff has granted such relief under similar circumstances in the past. See United Technologies Corporation (February 18, 2004) and other no-action letters cited therein.

Conclusion

Based on the foregoing, the Company respectfully requests that the Staff waive compliance by the Company with the 80-day requirement of Rule 14a-8(j)(1). If you have any questions regarding this request or require additional information, please contact the undersigned at telephone (650) 384-8611 or fax (650) 858-0388.

Sincerely,

CV Therapeutics, Inc.

Tricia Borga Suvari, Esq.
Vice President, General Counsel and
Assistant Secretary

cc: Alan C. Mendelson, Esq.

EXHIBIT A

PROPOSAL LETTER

SHAREHOLDER PROPOSAL

RESOLVED, that the shareholders of CV Therapeutics, Inc. (the "Company") amend the Company Bylaws to require, at the earliest practical date, that (i) 75% of future equity compensation (*e.g.*, stock options and restricted stock) of senior executives shall be performance-based and (ii) the details of such compensation shall be fully disclosed to shareholders. For the purposes of this resolution, "performance-based" equity compensation shall mean:

(1) indexed stock options, the exercise price of which is linked to an industry index;

(2) premium-priced stock options, the exercise price of which is at least 15% higher than the market price on the grant date; or

(3) performance-vesting options or restricted stock, which vest (i) when the Company exceeds objectives with respect to specific performance metrics, such as return on invested capital, return on assets and/or return on equity, or any weighted mix of such metrics, or (ii) when the stock's market price exceeds a specific target at least 15% higher than the current market price.

SUPPORTING STATEMENT

As a major shareholder of the Company, CalPERS supports compensation policies for senior executives that provide challenging performance objectives and motivate executives to achieve long-term shareholder value. Although the Company uses some performance based measures, CalPERS believes the Company should link the vast majority of its equity compensation of senior executives to performance-based parameters. Specifically, CalPERS would prefer that the vast majority of options awarded as compensation to senior executives be performance based, such as indexed options, "premium-priced" options or options tied to other performance metrics such as return on invested capital.

Some senior executives have been given large equity awards not linked to performance. In CalPERS' view, standard stock options give windfalls to executives who are lucky enough to hold them during a bull market and penalize executives who hold them during a bear market. Investors and market observers, including Warren Buffett and Alan Greenspan, criticize standard options as inappropriately rewarding mediocre or poor performance. Mr. Buffett has characterized standard stock option plans as "really a royalty on the passage of time" and favors using indexed options. CalPERS similarly believes that restricted stock bonuses that simply vest over time are also ineffective in motivating executives to excel.

Indexed options reward senior executives for outperforming their direct competitors and do not provide the same incentive to re-price in the event of an industry downturn. Premium-priced options reward such executives for enhancement of overall shareholder value. Performance-vesting equity compensation ties compensation more closely to Company performance, as opposed to the stock market in general, and encourages senior executives to set and meet performance targets.

We urge shareholders to vote FOR this proposal.

STATE STREET.
Serving Institutional Investors Worldwide℠

State Street California, Inc.
Institutional Investor Services
1001 Marina Villiage Parkway, 3rd Floor
Alameda, CA 94501

Telephone: (510) 521-7111
Facsimile: (510) 337-5791

March 29, 2004

To Whom It May Concern:

State Street Bank & Trust Company, as custodian for the California Public Employees' Retirement System, declares the following under penalty of perjury:

1) State Street Bank and Trust Company performs master custodial services for the California State Public Employees' Retirement System.

2) As of the date of this declaration and continuously for at least the immediately preceding eighteen months, California Public Employees' Retirement System is and has been the beneficial owner of shares of CV Therapeutics Inc., having a market value in excess of $1,000,000.00.

3) Such shares beneficially owned by the California Public Employees' Retirement System are custodied by State Street Corporation through the electronic book-entry services of the Depository Trust Company (DTC). State Street is a participant (Participant Number 0997) of DTC and shares registered under participant 0997 in the street name of Surfboard & Co. are beneficially owned by the California Public Employees' Retirement System.

Signed this 29th day of March, 2004 at Sacramento, California.

STATE STREET CORPORATION
As custodian for the California Public Employees' Retirement System.

By: ______________________

Title: Business Analyst

CalPERS

Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 326-3240
(916) 326-3675 FAX (916) 326-3659

RECEIVED
2004 MAY 17 PM 2:30

March 29, 2004

OVERNIGHT MAIL

CV Therapeutics, Inc.
3172 Porter Drive
Palo Alto, CA 94304
Attn: Corporate Secretary

Re: Notice of Shareholder Proposal

Dear Corporate Secretary:

The purpose of this letter is to submit our shareholder proposal for inclusion in the proxy materials in connection with your next annual meeting pursuant to SEC Rule 14a-8.[1]

Our submission of this proposal does not indicate that CalPERS is closed to further communication and negotiation with CV Therapeutics, Inc. Although we must file now, in order to comply with the timing requirements of Rule 14a-8, we remain open to the possibility of withdrawing this proposal if and when we become assured that our concerns over the Company's executive compensation practices are addressed.

If you have any questions concerning this proposal, please contact me.

Very truly yours,

PETER H. MIXON
General Counsel

Enclosures: Ownership Record
Proposed Resolution
Supporting Statement

cc: Ted White, Director, Corporate Governance – CalPERS

[1] CalPERS, whose official address is P.O. Box 942708, Sacramento, California 94229-2708, is the owner of approximately 154,400 shares of the Company. Acquisition of this stock has been ongoing and continuous for several years. Specifically, CalPERS has owned shares with a market value in excess of $2,000 continuously for at least the preceding year. (Documentary evidence of such ownership is enclosed.) Furthermore, CalPERS intends to continue to own such a block of stock at least through the date of the annual shareholders' meeting.

SHAREHOLDER PROPOSAL

RESOLVED, that the shareholders of CV Therapeutics, Inc. (the "Company") amend the Company Bylaws to require, at the earliest practical date, that (i) 75% of future equity compensation (*e.g.*, stock options and restricted stock) of senior executives shall be performance-based and (ii) the details of such compensation shall be fully disclosed to shareholders. For the purposes of this resolution, "performance-based" equity compensation shall mean:

(1) indexed stock options, the exercise price of which is linked to an industry index;

(2) premium-priced stock options, the exercise price of which is at least 15% higher than the market price on the grant date; or

(3) performance-vesting options or restricted stock, which vest (i) when the Company exceeds objectives with respect to specific performance metrics, such as return on invested capital, return on assets and/or return on equity, or any weighted mix of such metrics, or (ii) when the stock's market price exceeds a specific target at least 15% higher than the current market price.

SUPPORTING STATEMENT

As a major shareholder of the Company, CalPERS supports compensation policies for senior executives that provide challenging performance objectives and motivate executives to achieve long-term shareholder value. Although the Company uses some performance based measures, CalPERS believes the Company should link the vast majority of its equity compensation of senior executives to performance-based parameters. Specifically, CalPERS would prefer that the vast majority of options awarded as compensation to senior executives be performance based, such as indexed options, "premium-priced" options or options tied to other performance metrics such as return on invested capital.

Some senior executives have been given large equity awards not linked to performance. In CalPERS' view, standard stock options give windfalls to executives who are lucky enough to hold them during a bull market and penalize executives who hold them during a bear market. Investors and market observers, including Warren Buffett and Alan Greenspan, criticize standard options as inappropriately rewarding mediocre or poor performance. Mr. Buffett has characterized standard stock option plans as "really a royalty on the passage of time" and favors using indexed options. CalPERS similarly believes that restricted stock bonuses that simply vest over time are also ineffective in motivating executives to excel.

Indexed options reward senior executives for outperforming their direct competitors and do not provide the same incentive to re-price in the event of an industry downturn. Premium-priced options reward such executives for enhancement of overall shareholder value. Performance-vesting equity compensation ties compensation more closely to Company performance, as opposed to the stock market in general, and encourages senior executives to set and meet performance targets.

We urge shareholders to vote FOR this proposal.

STATE STREET.
Serving Institutional Investors Worldwide

State Street California, Inc.
Institutional Investor Services
1001 Marina Village Parkway, 3rd Floor
Alameda, CA 94501

Telephone: (510) 521-7111
Facsimile: (510) 337-5791

March 29, 2004

To Whom It May Concern:

State Street Bank & Trust Company, as custodian for the California Public Employees' Retirement System, declares the following under penalty of perjury:

1) State Street Bank and Trust Company performs master custodial services for the California State Public Employees' Retirement System.

2) As of the date of this declaration and continuously for at least the immediately preceding eighteen months, California Public Employees' Retirement System is and has been the beneficial owner of shares of CV Therapeutics Inc., having a market value in excess of $1,000,000.00.

3) Such shares beneficially owned by the California Public Employees' Retirement System are custodied by State Street Corporation through the electronic book-entry services of the Depository Trust Company (DTC). State Street is a participant (Participant Number 0997) of DTC and shares registered under participant 0997 in the street name of Surfboard & Co. are beneficially owned by the California Public Employees' Retirement System.

Signed this 29th day of March, 2004 at Sacramento, California.

STATE STREET CORPORATION
As custodian for the California Public Employees' Retirement System.

By: ______________________

Title: Business Analyst

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

May 24, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CV Therapeutics, Inc.
Incoming letter dated April 12, 2004

The proposal relates to senior executive compensation.

There appears to be some basis for your view that CV Therapeutics may exclude the proposal under rule 14a-8(e)(2) because CV Therapeutics received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if CV Therapeutics omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that CV Therapeutics did not file its statement of objections to including the submission in its proxy materials at least 80 days before the date on which it planned to file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant CV Therapeutics' request that the 80-day requirement be waived.

Sincerely,

Grace K. Lee
Special Counsel